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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)
                                              -

                           TOWNE FINANCIAL CORPORATION
                           ---------------------------
                                (Name of Issuer)


                         Common Shares, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    892138108
                                    ---------
                                 (CUSIP Number)


    Richard J. Valleau, 537 E. Pete Rose Way, Suite 400 Cincinnati, OH 45202
    ------------------------------------------------------------------------
                                 (513) 852-8200
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 1998
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 892138108


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         1)  Names of Reporting Persons I. R. S. Identification Nos. of Above
             Persons

             William S. Siders

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         2)  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
                ------------
             (b)
                ------------


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         3)  SEC  Use Only
                          -------------------------

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         4)  Source of Funds (See Instructions)  OO
                                                 --

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         5)  Check if Disclosure of Legal  Proceedings is Required Pursuant
             to Items 2(d) or 2(e)
                                  ------------

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         6)  Citizenship or Place of Organization United States of America
                                                  ------------------------
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As of February 23, 1999:

Number of Shares          (7) Sole Voting Power                10,350
                                                              --------
Beneficially Owned        (8) Shared Voting Power               2,816*
                                                              --------
by Each Reporting         (9) Sole Dispositive Power           12,450**
                                                              --------
Person With              (10) Shared Dispositive Power          2,816*
                                                              --------

*Represents shares held by Blue Ash Building and Loan Company's ("Blue Ash") ESOP ("ESOP"), the wholly owned subsidiary of the Issuer, allocated to Mr. Siders' account. **Includes options to acquire 2,100 shares pursuant to currently exercisable options.

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         11) Aggregate Amount Beneficially Owned by Each Reporting Person
             15,266                                                      -------

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CUSIP No. 892138108


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         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)
                               ---------------
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         13) Percent of Class Represented by Amount in Row (11) 7.2%
                                                             ---------

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         14) Type of Reporting Person (See Instructions)    IN
                                                         -------

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Item 1.  Security and Issuer.

         Common Shares, $1.00 par value
         Towne Financial Corporation
         4811 Cooper Road
         Blue Ash, Ohio 45242

Item 2.  Identity and Background.

         (a) The name of the reporting person is William S. Siders.
         (b) The reporting person's business address is 4811 Cooper Road Blue Ash, Ohio 45242.
         (c) The reporting person is the Executive Vice President of the Issuer and the Executive Vice President and Managing Officer of Blue Ash.
         (d) The reporting person has not, during the last five
             (5) years, been convicted in a criminal proceeding.
         (e) The reporting person has not, during the last five
             (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
         (f) The reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.  See Item 4 below.


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CUSIP No. 892138108


ITEM 4.  PURPOSE OF TRANSACTION.

         On April 23, 1998, 547 additional shares were allocated to Mr. Siders' ESOP account. As previously reported, the reporting person acquired an option to purchase 2,500 Common Shares of the Issuer on August 12, 1992. The option became exercisable with respect to an additional 500 shares on each of August 12, 1996 and 1998. The option is currently exercisable with respect to 1,500 shares. The option will become exercisable with respect to an additional 500 shares on each of August 12, 2000 and 2002. The reporting person also acquired an option to purchase 3,000 Common Shares of the Issuer on January 28, 1998. The option became exercisable with respect to 600 shares on January 28, 1999. The option will become exercisable with respect to an additional 600 shares on each of January 29, 2000, 2001, 2002 and 2003. The reporting person has not exercised any portion of the options.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting person beneficially owns 15,266 Common Shares which represents approximately 7.2% of the issued and outstanding shares. This includes options exercisable with respect to 2,100 Common Shares.

         (b) The number of shares as to which the reporting person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, as of February 23, 1999, is as follows:

Sole Power       Shared Power      Sole Power                Shared Power
 To Vote          To Vote          To Dispose                To Dispose
 -------          -------          ----------                ----------
  10,350            2,816*           12,450**                  2,816*
    (4.9%)           (1.3%)            (5.9%)                   (1.3%)

         *Represents shares held by the ESOP, allocated to Mr. Siders' account. **Includes options to acquire 2,100 shares pursuant to currently exercisable options.

         (c) No transaction in the reported class of securities was effected during the past sixty days by the reporting person.

         (d) Not applicable.

         (e) Not applicable.

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CUSIP No. 892138108

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with regard to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date   February 26, 1999                 /s/ William S. Siders
     ---------------------               ----------------------
                                         Signature

                                        William S. Siders, Executive Vice
                                        President of Towne Financial Corporation and the Executive Vice President and Managing Officer of Blue Ash Building and Loan Company
                                        Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general part of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


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